Exhibit 99.1

News Release
TSX: RMX | OTC: RBYCF
February 12, 2016

Rubicon Minerals and CPPIB Constructively Advance Discussions on its Loan Agreement

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | OTC: RBYCF) (“Rubicon” or the “Company”) provides an update on its US$50 million secured loan agreement (“Loan Agreement”) with CPPIB Credit Investments Inc. (“CPPIB”), a wholly-owned subsidiary of Canada Pension Plan Investment Board.

As is customary in borrowings of this nature, the terms of the Loan Agreement contained multiple covenants relating to Rubicon and the Phoenix Gold Project (the “Project”) including a covenant that Rubicon process an average of 875 tonnes per day over a period of 60 consecutive days by February 12, 2016. The Company has not been able to achieve this and therefore, this breach will become an event of default under the Loan Agreement unless remedied within 30 days. CPPIB has advised the Company of its position with respect to asserting certain other events of default and has reserved its rights and remedies under the Loan Agreement. However, CPPIB has indicated on February 11, 2016 to Rubicon that it is supportive of the process of evaluating strategic alternatives undertaken by the Company and that CPPIB has no current intentions to exercise any rights or remedies.

Rubicon is advancing the process of evaluating strategic alternatives for the benefit of the Company and its stakeholders. Rubicon has been working constructively and cooperatively with its secured lenders and other parties to explore options to maximize value. Rubicon will update the market with respect to the process of evaluating strategic alternatives and additional developments with its stakeholders at the appropriate time.

Operating activities at the Project, other than care and maintenance, remain suspended at this time.

RUBICON MINERALS CORPORATION
“Michael Winship”
Interim President and Chief Executive Officer

PR16-3 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (416) 766-2804  | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Statement regarding Forward-Looking Statements

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding events of default in the Loan Agreement by the Company.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.

Forward-looking statements contained herein are made as of the date of this release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR16-3 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (416) 766-2804  | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release